Exhibit 99.1

Uranium Royalty Corp. Announces Filing and Mailing of the Management Information Circular in Connection with the Special Meeting of Shareholders to Approve Proposed Plan of Arrangement with Sweetwater Investors and Announces Exchangeable Share Election Deadline.

● The board of directors of Uranium Royalty Corp unanimously recommends shareholders vote FOR the Arrangement Resolution.

● Your vote is important no matter how many shares you hold. Vote today!

● Shareholders who have questions or need assistance with voting their shares may contact Uranium Royalty Corp.’s proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 (toll-free in North America), 1-416-304-0211 (collect calls outside North America), by texting “INFO” to either number or by email at assistance@laurelhill.com.

Vancouver, British Columbia – June 26, 2026 – Uranium Royalty Corp. (NASDAQ: UROY, TSX: URC) (“URC” or the “Company”) is pleased to announce that it has filed and mailed its management information circular (the “Circular”) and related proxy materials for its special meeting of shareholders (the “Meeting”), that will be held in-person at 1021 West Hastings Street, Suite 2200, Vancouver, British Columbia, Canada V6E 0C3 on July 20, 2026, at 9:00 a.m. (Vancouver time). The Circular and related proxy materials are now available under URC’s issuer profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at https://www.uraniumroyalty.com/investor-centre/shareholder-meetings/.

At the Meeting, URC shareholders (the “Shareholders”) will be asked to consider and vote on a special resolution (the “Arrangement Resolution”), to approve a proposed plan of arrangement (the “Plan of Arrangement”) between URC and certain affiliated entities of Orion Resource Partners (USA) LP (the “Orion Sellers”) and HRG Metals LP (“Ontario Teachers’”, and together with the Orion Sellers, the “Sweetwater Investors”), a subsidiary of the Ontario Teachers’ Pension Plan, as contemplated by an arrangement agreement, dated as of April 16, 2026, by and between the Company and the Sweetwater Investors (as amended, supplemented or otherwise modified from time to time, the “Arrangement Agreement”), pursuant to which the Sweetwater Investors agreed to contribute and sell their approximately 92% interest in certain entities holding trona royalty assets and landholdings in Wyoming, Utah and Colorado, United States (the “Sweetwater Entities”), to a newly formed parent company (“New URC”) and the Company for aggregate consideration to the Sweetwater Investors of approximately US$1.14 billion, payable in a combination of cash and shares of New URC.

The transaction (the “Arrangement”) will be effected by way of a statutory plan of arrangement under the Canada Business Corporations Act and will result in the combination of the Company and the Sweetwater Investors’ approximately 92% interest in the Sweetwater Entities under New URC. Upon completion of the Arrangement, New URC is expected to be a publicly traded parent of the combined group listed on The Nasdaq Stock Market LLC.

Under the terms of the Arrangement Agreement, each Shareholder will receive one common share of New URC (a “New URC Share”) for each URC share (each a “URC Share”) held, subject to approval of the Arrangement by Shareholders, provided that certain eligible Canadian Shareholders (“Eligible Holders”) will be entitled to elect, in respect of all or a portion of their URC Shares, to receive exchangeable shares of a Canadian subsidiary of New URC (the “Exchangeable Shares”) in lieu of New URC Shares, on a one-for-one basis. Each Exchangeable Share will be exchangeable for one New URC Share (subject to customary adjustments) in accordance with the terms of the exchangeable share provisions, as further set out in the Circular.

Under the Arrangement, the Sweetwater Investors will receive approximately US$330 million in cash from the Company and 223,252,749 New URC Shares at a deemed value of US$3.64 per share, subject to adjustment under the Arrangement Agreement.

Recommendation of the Board and the Special Committee

A special committee of URC’s board of directors (the “Board”), composed of independent directors (the “Special Committee”), advised the Board that, after careful consideration of the fairness opinion of Paradigm Capital Inc., the financial advisor to the Special Committee, and such other matters as it considered relevant, including, among other things, (i) the review and consideration by the Special Committee of the terms and conditions of the Arrangement Agreement and the Plan of Arrangement, (ii) the financial and legal advice received by the Special Committee in respect of the Arrangement, and (iii) the Special Committee’s review of the alternatives reasonably available to the Company, the Special Committee has unanimously recommended to the Board that it authorize and approve the Company entering into the Arrangement and the performance of its obligations thereunder and recommend to Shareholders that they vote in favour of the Arrangement Resolution.

After careful consideration, the Board, acting on the unanimous recommendation of the Special Committee, and based on its considerations and investigations, including a thorough review of the Arrangement, the Arrangement Agreement and other relevant matters, and taking into account the best interests of the Company, and after consultation with management and its financial and legal advisors, has unanimously determined that the Arrangement is fair to the Shareholders and that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of the Company. Accordingly, the Board unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

Reasons for the Recommendation

In summary, in reaching its unanimous recommendation that Shareholders vote FOR the Arrangement Resolution, the Board determined that the Arrangement presents a unique opportunity for the Company to create a larger, more diversified and cash-flowing royalty platform with significant long-term growth potential. The following is a summary of certain business and strategic factors considered and relied upon by the Board in reaching its determinations:

●	Immediate and Significant Cash Flow. The Arrangement would add a well-established, unique, cash-flowing royalty portfolio with relatively long mine lives. These interests would be underpinned by established and experienced operators and generate significant cash flows.

●	Enhanced Scale and Market Visibility. The additional future cash flows from the assets of the Sweetwater Entities would uniquely position New URC with a strengthened balance sheet to carry out its business strategy of pursuing additional value-enhancing uranium royalty acquisitions. The transaction would also be accretive to net asset value, cash flow and earnings per share. Among other things, the Arrangement is expected to position New URC more attractively to institutional investors and enhance its market visibility.

●	Addition of Supportive Institutional Shareholders. On closing of the Arrangement, the Orion Sellers and Ontario Teachers’ are expected to hold approximately 43% and 16%, respectively (prior to the effects of any additional concurrent financing), of the outstanding New URC Shares. Each of them has agreed to execute an investors’ rights agreement (the “Investors’ Rights Agreement”) at the closing of the Arrangement, which includes, among other things, agreements to vote in favour of management recommendations in respect of matters before shareholders of New URC for a period of two years after closing, subject to certain exceptions. They also include provisions providing for notices of certain sales and certain restrictions on dispositions, designed to help preserve control premiums for New URC Shareholders.

●	Strategic Land Position with Additional Optionality. On closing of the Arrangement, New URC is expected to be one of the largest public company landowners in the United States (excluding real estate investment trusts) and one of the largest landowners in Wyoming (with approximately 850,000 acres of fee surface rights and approximately 4.5 million acres of mineral rights in fee). The Sweetwater Entities’ extensive land package covers Wyoming’s Green River Basin, the world’s largest known trona deposit and would provide an element of control uncommon in the royalty space.

●	Future Growth Profile. The Sweetwater Entities’ operations have or are undertaking production expansions and based on operator disclosures and information, are expected to increase attributable soda ash production capacity by over 60% in the coming years, without requiring material additional capital investment from New URC. Greenfield projects have the potential to further increase total royalty attributable capacity over the longer term. Additionally, the Sweetwater Entities’ operations include renewable development opportunities, greenfield trona potential, and non-trona land with optionality and potential for future growth.

●	Enhanced Uranium Optionality. The Sweetwater Entities’ land position would provide potential uranium exploration in Wyoming, the leading U.S. state for uranium production and resources.

Required Approvals

The Arrangement Resolution must be approved, with or without variation, (i) by the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting and (ii) by a simple majority of the votes cast on the Arrangement Resolution by such Shareholders, excluding URC Shares held by certain “related parties” and “interested parties” in accordance with MI 61-101. The Arrangement is also subject to a determination of the Supreme Court of British Columbia that the Arrangement is fair and reasonable, both procedurally and substantively, to Shareholders.

Voting Support Agreements

Senior officers and directors of the Company, along with the Company’s largest Shareholder, Uranium Energy Corp., have entered into support and voting agreements with the Sweetwater Investors pursuant to which they have agreed to vote, or cause to be voted, all of the securities of the Company held or controlled by them in favour of the Arrangement Resolution (representing approximately 14.37% of the issued and outstanding URC Shares).

Shareholder Questions and Voting Assistance

Shareholders who have questions about the information contained in the Circular or need assistance with voting their shares may contact the Company’s proxy solicitation agent, Laurel Hill Advisory Group:

Laurel Hill Advisory Group

Toll-Free: 1-877-452-7184 (for Shareholders in North America)

International: 1-416-304-0211 (collect call for Shareholders outside North America)

Text Message: Text “Info”, to 1-416-304-0211 or 1-877-452-7184.

By Email: assistance@laurelhill.com

Election Deadline

If you are a registered Shareholder who is an Eligible Holder (or hold URC Shares on behalf of an Eligible Holder) and wish to receive Exchangeable Shares as the form of consideration for all or part of your URC Shares, you must complete and deposit the Letter of Transmittal and Election Form provided with the Meeting materials by 5:00 p.m. ET on Thursday, July 23, 2026 (the “Election Deadline”). A copy of the Letter of Transmittal and Election Form is also available under the Company’s profile on SEDAR+.

Only registered Shareholders should complete and deposit the Letter of Transmittal and Election Form directly. Eligible Holders whose URC Shares are registered in the name of an intermediary should contact their intermediary as soon as possible for instructions and assistance in delivering any certificate(s) or DRS statement(s) representing their URC Shares and, if applicable, making an election with respect to the form of consideration they wish to receive. Beneficial owners should be aware that their intermediary’s deadline for electing Exchangeable Shares may be earlier than the Election Deadline.

If an Eligible Holder does not make a valid election to receive Exchangeable Shares in accordance with the applicable procedures and deadlines, including, in the case of a registered Shareholder, by depositing a properly completed Letter of Transmittal and Election Form prior to the Election Deadline or, in the case of a beneficial owner whose URC Shares are held through an intermediary, by providing the required instructions and materials to such intermediary in accordance with the intermediary’s procedures and deadlines, such Eligible Holder will receive, in respect of each URC Share for which no valid election was made, the consideration to which they are entitled in the form of New URC Shares.

About Uranium Royalty Corp.

URC is the world’s only uranium-focused royalty and streaming company and the only pure-play uranium listed company on the NASDAQ. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through trading of physical uranium.

Forward-Looking Information

Certain statements in this news release may constitute “forward-looking information”, including those regarding the terms of any potential concurrent financing and the expected completion and use of proceeds thereof, which ultimately remains the subject of the Company’s discretion. Forward-looking information includes statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. Forward-looking statements include, but are not limited to statements with respect completion of the Arrangement and the timing thereof; receipt of required shareholder, court, stock exchange, regulatory and other approvals; the anticipated ownership, governance, capitalization and listing of New URC following completion of the Arrangement; the anticipated consideration payable under the Arrangement; the anticipated benefits of the Arrangement, including enhanced scale, diversification, cash flow, accretion, market visibility and growth potential; the anticipated effects of the Investors’ Rights Agreement and related arrangements; and expected production expansions and future growth opportunities associated with the Sweetwater Entities’ operations and the Sweetwater Entities’ land package. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking information. Statements constituting forward-looking information reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward-looking information, including, without limitation, risks inherent to royalty companies, any inability to satisfy the conditions of the Arrangement, market conditions, share price, uranium price volatility and risks related to the operators of the projects underlying the Company’s existing and proposed interests and those other risks described in filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking information and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.

SOURCE Uranium Royalty Corp.

For further information: Scott Melbye - Chief Executive Officer, Email: smelbye@uraniumroyalty.com; Investor Relations: Toll Free: 1.855.396.8222, Email: info@uraniumroyalty.com, Website: www.UraniumRoyalty.com; Corporate Office: 1188 West Georgia Street, Suite 1830, Vancouver, BC, V6E 4A2, Phone: 604.396.8222